October 26, 2016

Mr. Larry Sprigel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Hammer Fiber Optics Holdings Corp.

Form 8-K

Filed July 21, 2016

File No. 001-35876

Dear Mr. Sprigel and Ms. Murphy:

Hammer Fiber Optics Holdings Corp., a Nevada corporation (the “Company”), has received and reviewed your letter dated September 30, 2016, pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 20, 2016.

Item 5.06 Change in Shell Company Status, page 3

1.

We note your response to our prior comment one. SEC Release No. 33-8587 (“Release”) defines a “shell company” as a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. The Release intentionally does not define the term “nominal” because the term embodies the application of a principal that is not inappropriately vague or ambiguous. Despite the activities you describe such as diligently pursuing plans of operations, we are unable to agree with your conclusion that you were not previously deemed to be a shell company. Please disclose here that you were previously deemed a shell company as defined by Rule 405 of the Securities Act.

RESPONSE: Although we disagree with the Commission’s determination, we have amended the Filing accordingly.

Business, page 3

2.

We note your response to our prior comment three. Please disclose here that Recursos Montana S.A. was a shell company and clarify that you did not reach the exploration stage so that your description is consistent with prior filings.

RESPONSE: We have revised Page 3 to include the following language: “The Company was incorporated in the State of Nevada on September 23, 2010, under the name Recursos Montana S.A. The Company’s principal activity was as a pre-exploration stage company engaged in the acquisition and exploration of mineral properties then owned by the Company. During this time, the Company was deemed a “shell company” in the pre-exploration stage of our business and was ultimately unable to commence exploration activities.”

3.

We note your response to our prior comment four. We further note that you refer to your wholly-owned subsidiary as HFO Holdings, Hammer Fiber Optics Holdings Corp., and HMMR Fiber Optics Holding Corp. Please define the term the first time you use it and be consistent throughout your disclosure.

RESPONSE: We have amended the Filing according. There should now be sufficient clarity.

311 Broadway, Point Pleasant Beach, NJ 08742 • Phone (732) 333-3808 • Fax (732) 451 -2573

4.

We note your response to our prior comment six. Please amend your filing to include the information provided in your response pursuant to Item 101(h)(4)(x) of Regulation S-K.

RESPONSE: The amended 8-K filing now includes the information provided in our original response letter regarding Item 101(h)(4)(x)

5.

We note your response to our prior comment seven. Please refer to the following statements and revise your disclosure throughout to clarify that the following statements reflect your opinions, beliefs or otherwise:

Page 5: “We have therefore decided to enter this market without the involvement and/or validation of the incumbent operators who are all actively engaged in depreciating their existing massive legacy technology CAPEX commitments.”

RESPONSE: This statement is now revised to read: “We have therefore decided to enter this market without the involvement and/or validation of the incumbent operators who, in our opinion, are all actively engaged in depreciating their existing massive legacy technology CAPEX commitments.”

Page 10: “The Hammer Wireless Access Technology has been awarded to Hammer on an EXCLUSIVE basis across the entire State of New Jersey, USA.”

RESPONSE: This is not an opinion but a right that is expressed in the contract between HMMR and Global Reach Communications that was attached as an exhibit in the last amended filing. We have revised the statement to read as follows: “The Hammer Wireless Access Technology has been awarded to Hammer on an EXCLUSIVE basis across the entire State of New Jersey, USA (See Exhibit XXXXX for further information regarding the terms and condition of the agreement.”

Page 11: “Competition in the chosen markets covered by the Company is virtually non-existent…”

RESPONSE: This statement is now revised to say: “In our estimation, competition in the chosen markets covered by the Company is limited to only the incumbent operator and national satellite providers…”

Page 11: “This is evident from literally hundreds of reports from all the main providers in the area. For example: “Verizon current CEO found even bigger profits could be made from its prestigious wireless division. McAdams has shifted … with wireless home phone replacements and wireless broadband.”

RESPONSE: This paragraph has been rewritten and we have cited the source of the quote from the CEO of Verizon as follows: “In our estimation, competition in the chosen markets covered by the Company is limited to only the incumbent operator and national satellite providers, and is more likely to stay that way since actions by the largest provider of potential fiber optic service has stalled. For example, according to industry website, www.stopthecap.com, “Verizon current CEO found even bigger profits could be made from its prestigious wireless division. McAdam has shifted the bulk of Verizon’s spending out of its wireline and fiber optic networks straight into high profit Verizon Wireless. If he can manage it, he’d like to shift New Jersey’s rural customers to that wireless network as well, with wireless home phone replacements and wireless broadband” http://stopthecap.com/2015/06/04/verizon-new-jersey-its-good-to-be-king-but-not-so-good-if-you-are-without-fios/

Management’s Discussion and Analysis

Forward-Looking Statements, page 15

6.

We note your response to our prior comment nine. Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

RESPONSE: We have amended the Filing accordingly.

Results of Operations, page 16

7.

We note your response to our prior comment ten. Please amend your filing to include the information provided in your response.

RESPONSE: The filing has been amended to include language pertaining to the fact that there was no revenues during the previous 10K period and that cash flow increased as a result of investments.

Item 6. Executive Compensation, page 21

8.

We note your response to our prior comment fifteen. Please explain the specific types of compensation that are included in the “All Other Compensation” column. If you are unable to explain what is included, please tell us why.

RESPONSE: “All Other Compensation” as noted in the executive compensation summary was the value of a stock award both executives had received as part of their recruitment to their respective positions. Compensation was based on the par value of stock at issuance.

END OF COMMENT RESPONSES

In connection with the Company’s responding to the comments set forth in the September 30, 2016 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Mark Stogdill

Mark Stogdill, Chief Executive Officer